SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

Enzymotec Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M4059L101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.M4059L101	13G	Page 2 of 7 Pages
1.	NAMES OF REPORTING PERSONS Millennium Materials Technologies Fund II L.P
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,667,156
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,667,156
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,667,156 Ordinary Shares, par value NIS 0.01 per share
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.73%*
12.	TYPE OF REPORTING PERSON (See Instructions) PN

* Based on 21,564,820 Ordinary Shares issued and outstanding as of November 14, 2013 (as appearing in the Issuer’s proxy statement for its 2013 annual general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on November 18, 2013)

CUSIP No.M4059L101	13G	Page 3 of 7 Pages
1.	NAMES OF REPORTING PERSONS M.M.C. II - Millennium Materials II Fund Management Company LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,667,156
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,667,156
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,667,156 Ordinary Shares, par value NIS 0.01 per share
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.73%*
12.	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 21,564,820 Ordinary Shares issued and outstanding as of November 14, 2013 (as appearing in the Issuer’s proxy statement for its 2013 annual general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on November 18, 2013)

Item 1(a).  Name of Issuer:

      The name of the issuer is Enzymotec Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at Sagi 2000 Industrial Area, Migdal Ha’Emeq, 2310001, Israel.

Item 2(a).  Name of Person Filing:

(i)	Millennium Materials Technologies Fund II L.P
(ii)	M.M.C. II - Millennium Materials II Fund Management Company LTD

The foregoing entities and individuals are collectively referred to as the "Reporting Persons" in this Statement

(i)
Millennium Materials Technologies Fund II L.P ("MMT2"), an Israeli limited partnership may be deemed to beneficially own the Ordinary Shares reported in this Statement (the "Issuer Shares").  See Item 4.

(ii)
M.M.C. II - Millennium Materials II Fund Management Company LTD ("MMC") is an Israeli private corporation, which is the managing partner of MMT2. By reason of MMC’s control of MMT2, MMC may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by MMT2. See Item 4.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	Millennium Materials Technologies Fund II L.P: 6 Kaufman St., Beit Gibor 14th Floor, Tel Aviv 68012, Israel.
(ii)	M.M.C. II - Millennium Materials II Fund Management Company LTD: 6 Kaufman St., Beit Gibor 14th Floor, Tel Aviv 68012, Israel.

Item 2(c).   Citizenship:

Citizenship or place of organization of all Reporting Persons, as the case may be, is Israel.

Item 2(d).    Title of Class of Securities:

This Statement relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.1 per share (“Ordinary Shares”), of the Issuer.

Page 4 of 7 Pages

Item 2(e).    CUSIP Number:

  The CUSIP number of the Ordinary Shares is M4059L101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Not applicable.

Item 4.                   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Millennium Materials Technologies Fund II L.P

(a)	Amount beneficially owned: 1,667,156
(b)	Percent of class*: 7.73%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: N/A
(ii)	Shared power to vote or to direct the vote: 1,667,156
(iii)	Sole power to dispose of or to direct the disposition of: N/A
(iv)	Shared power to dispose of or to direct the disposition of: 1,667,156

II.	M.M.C. II - Millennium Materials II Fund Management Company LTD

(a)	Amount beneficially owned: 1,667,156
(b)	Percent of class*: 7.73%

Page 5 of 7 Pages

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: N/A
(ii)	Shared power to vote or to direct the vote: 1,667,156
(iii)	Sole power to dispose of or to direct the disposition of: N/A
(iv)	Shared power to dispose of or to direct the disposition of: 1,667,156

*       All percentage ownership reflected in this Statement are based on 21,564,820 Ordinary Shares issued and outstanding as of November 14, 2013 (as appearing in the Issuer’s proxy statement for its 2013 annual general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on November 18, 2013).

Item 5.                   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.                  Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.                  Identification and Classification of Members of the Group.

Not applicable.

Item 9.                   Notice of Dissolution of Group.

Not applicable.

Item 10.                Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MILLENNIUM MATERIALS TECHNOLOGIES FUND II L.P
M.M.C. II - MILLENNIUM MATERIALS II FUND MANAGEMENT COMPANY LTD

BY: /s/ MILLENNIUM MATERIALS II FUND MANAGEMENT COMPANY LTD ("MMC")

Name: Nir Belzer
Title: Director

Name: Zwi Vromen
Title: Director

Nir Belzer and Zwi Vromen, authorized signatories of MILLENNIUM MATERIALS II FUND MANAGEMENT COMPANY LTD, for itself and on behalf of MILLENNIUM MATERIALS TECHNOLOGIES FUND II L.P, pursuant to Attorney's Certification dated January 12, 2014 annexed as Exhibit 1 to this Schedule 13G.

Dated: January 12 , 2014

Page 7 of 7 Pages